EXHIBIT D

Juniper Investment Company, LLC

555 Madison Avenue
New York, New York 10022
JUNIPER INVESTMENT COMPANY	212 339 8500

May 27, 2014

Mr. Brian J. Kelley
Interim Chief Executive Officer
Alteva, Inc.
401 Market Street
Philadelphia, PA 19106-2107

Dear Mr. Kelley:

We are disappointed with the board’s response to our attached letter from May 8, 2014 which you communicated to us last week by phone.

It is not reasonable to ask shareholders to blindly support the ongoing leadership changes at Alteva. The company is operating with its third CEO (with the continuing possibility of a search for a fourth) in the past 15 months. Before shareholders are subjected to another change in leadership and strategy, we believe the board has a duty to engage an independent financial advisor to consider all strategic alternatives.

Sincerely,

/s/ John A. Bartholdson

John A. Bartholdson
Juniper Public Fund, L.P.

cc:  Ms. Kelly C. Bloss, Chairman of the Board